SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                    AMERICAN RETIREMENT VILLAS PROPERTIES II,
                        A CALIFORNIA LIMITED PARTNERSHIP

                            (Name of Subject Company)


                        MACKENZIE PATTERSON FULLER, INC.
                              MP VALUE FUND 6, LLC

                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTERESTS

                         (Title of Class of Securities)


                       (CUSIP Number of Class Securities)

                              Chip Patterson, Esq.
                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (800) 854-8357

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)


     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") filed with the Securities and Exchange Commission (the "SEC") on August 6, 2004 by MacKenzie Patterson Fuller, Inc., a California corporation and MP Value Fund 6, LLC, relating to the Tender Offer Statement on Schedule TO filed with the SEC by ARVP II Acquisition, L.P., a California limited partnership (the "Bidder"), Atria Senior Living Group, Inc. ("Atria") and ARV Assisted Living, Inc., a Delaware corporation ("ARV," and together with Atria and the Bidder, the "GP Affiliates"), as amended and supplemented by Amendment No. 1 to the Initial Schedule TO filed by the GP



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Affiliates  with the SEC on  March  4,  2004,  Amendment  No.  2 to the  Initial
Schedule TO filed by the GP Affiliates with the SEC on March 26, 2004, Amendment No. 3 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 5, 2004, Amendment No. 4 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 11, 2004, Amendment No. 5 to the Initial Schedule TO filed by the GP Affiliates with the SEC on May 17, 2004, Amendment No. 6 to the Initial Schedule TO filed by the GP Affiliates with the SEC on June 4, 2004, Amendment No. 7 to the Initial Schedule TO filed by the GP Affiliates with the SEC on June 18, 2004, Amendment No. 8 to the Initial Schedule TO filed by the GP Affiliates with the SEC on July 12, 2004, and Amendment No. 9 to the Initial Schedule TO filed by the GP Affiliates with the SEC on July 26, 2004 (the
"Amendments", together with the Initial Schedule TO, the "Schedule TO"). ARV, which is wholly-owned by Atria, is the general partner of the Bidder.


       The information set forth in the Statement filed August 6, 2004 is incorporated by reference in this Amendment No. 1 to the Statement in Items 1,
                      2, 3, 4(a), 4(c), 5, 6, 7, 8, and 9.

Item 4. The Solicitation or Recommendation.

     (b) Reason. The Filing Persons are advising holders of Units to reject the Offer and not tender their Units pursuant to the Offer for the following reason:

     Low Offer Price: The Filing Persons believe that the Offer does not reflect the fair value of the Units. Our analysis indicates that the net asset value of the Units is approximately $494 per Unit, which does not include a control premium. Thus, we believe the price being offered in the Offer for the Units is much less than Unitholders would receive either through a liquidation of the Partnership today or in the future if the market continues to improve. We calculated our net asset values by using a variety of valuation methods. We applied various appropriate capitalization rates to the net operating income of the Partnership, and we calculated a value based on comparable sales prices if the properties were sold. Using a combination of these valuation methods, we believe the net asset value of the Partnership, on a per unit basis, is approximately $494. We deemed each method to be appropriate because the methods are standard valuation methods in the real estate industry (we do not believe the other method, replacement cost, is often, if ever, an accurate measure of valuation). Our $494 per unit valuation is based upon using a 12.5% capitalization rate, a rate that we feel is as high as is warranted (we believe a lower rate could also be used, which would result in a higher value). We feel that this rate is appropriate based upon our experience with the assisted living industry. We also valued the units by looking at a "per assisted living unit" sales comparison. We multiplied the total number of assisted living units owned or leased by the partnership by a sales price per unit (again, arrived at from comparable sales of assisted living facilities and our experience). The result from both methods was approximately the same.

     Our analysis is based upon the information available to us and may be inaccurate if the information we have is inaccurate, and is further subject to change based upon changed market conditions. The "information available to us" is the same information available to the public, e.g., the information available on the EDGAR filing system.

     With respect to our opinion that tender price of $400 per unit would be acceptable, as reflected in the letter to unitholders, we stated in the letter that "a liquidation of the Partnership could take several years, discounting the net asset value to account for the time value of money is appropriate." We arrived at this price by discounting the $494 per unit that might be received in the future upon liquidation to present value. We based this analysis on the assumption that the $494 would be received in 3 years, and used an appropriate discount rate to arrive at a present value of approximately $400 per unit.

     The Filing Persons are not qualified as real estate appraisers and have relied solely on publicly available information in making their estimate of


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     the value of the Partnership's assets. The Filing Persons estimated value of Partnership assets was calculated solely for purposes of valuing their own interests and cannot be relied upon as representing an amount which might actually be realized upon a liquidation of the Partnership's assets, whether now or at any time in the future.

     The Filing Persons believe that the capitalization rate utilized is within a range of capitalization rates currently employed in the marketplace for properties of similar type, age, and quality. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unit holders should be aware that the use of lower capitalization rate would result in a higher value. The Filing Persons emphasize that this value was calculated by them solely for their own purposes. There can be no assurance as to the actual liquidation value of Partnership assets or as to the amount or timing of distributions of liquidation proceeds which may be received by Unit holders. The Partnership has not announced any pending offer to purchase its assets. Accordingly, there can be no assurance as to the availability or timing of any liquidation proceeds.

     No independent person has been retained to evaluate or render any opinion with respect to the value. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and in the Schedule TO and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Schedule TO offer before deciding whether to tender Units.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 11, 2004

                                               MACKENZIE PATTERSON FULLER, INC.


                                               By: /s/ Chip Patterson
                                               --------------------------
                                               Chip Patterson
                                               Vice President





















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